SUB-ITEM 77C: Submission of matters to a vote of security holders

(a) Special Meeting of the Shareholders held July 20, 2012

(b) Not applicable. The meeting did not involve the election of directors.

(c)
  Matter	                Affirmative Votes     Negative Votes

The liquidation and
termination of the Fifth
Third Small Cap Value
Fund

                                  2,892,773	           2,699

The liquidation and
termination of the
Fifth Third Dividend
Growth Fund

                                     86,150	           2,303

The liquidation
and termination of
the Fifth Third
Structured Large Cap Plus Fund

                                    5,221,998	           1,029

The liquidation and
termination of the
Fifth Third Equity
Index Fund

                                    7,477,398	          32,527

(d) None